# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549

## FORM 8-K
### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**Date of Report (Date of earliest event reported):   August 27, 2002**

# N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

| Delaware | 1-9618 | 36-3359573 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File No.) | (I.R.S. Employer Identification No.) |

| 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois | 60555 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (630) 753-5000

ITEM 5.  OTHER EVENTS

On August 27, 2002, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS

(c)     Exhibits

| Exhibit No. | Description | Page |
|---|---|---|
| 99.1 | Press Release dated August 27, 2002 | E-1 |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date:   August 27, 2002          /s/  Mark T. Schwetschenau
                                     Mark T. Schwetschenau
                                     Vice President and Controller
                                     (Principal Accounting Officer)

INDEX TO EXHIBITS

| Exhibit No. | Description | Page |
|---|---|---|
| 99.1 | Press Release dated August 27, 2002 | E-1 |

**Exhibit 99.1**

# NEWS RELEASE

Media Contact:        Roy Wiley      630-753-2627
Investor Contact:     Ramona Long  630-753-2406
Web site:               www.nav-international.com

## PREVIOUSLY REPORTED ANNOUNCEMENT OF COST CUTTING MOVES RESULTS IN LAYOFFS AT TWO INTERNATIONAL ASSEMBLY PLANTS

WARRENVILLE, Ill. – August 27, 2002 – International Truck and Engine Corporation, the operating company of Navistar International Corporation (NYSE: NAV), today confirmed that previously announced measures aimed at reducing fixed costs will result the in the layoff of approximately 1,100 employees over the next several weeks.

Barry Laughlin, general plant manager at the company's Springfield, Ohio operations, said that the closing of the company's secondary production line will result in the elimination of approximately 750 to 800 jobs, including positions held by hourly represented, salary represented and non-represented employees. The bulk of the layoffs will occur on September 6 and the others will follow in subsequent weeks. The closing of the line had long been anticipated.

Howard Miller, plant manager at the company's Indianapolis engine plant, said that the company would layoff approximately 315 represented production employees effective September 27. Miller noted that the layoff comes as the transition is being made to a new, more powerful 6.0-liter diesel engine for Ford that will be introduced this fall.

When Navistar released third quarter results on August 16, it said it continues to work on a number of actions aimed at fixed cost reductions and improved operating efficiencies.